Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934.

Subject Company: Science Applications International Corporation

Commission File No.: 000-12771

PRESS RELEASE

FOR IMMEDIATE RELEASE

September 1, 2005

SAIC PLANS TO OFFER SHARES TO THE PUBLIC

(SAN DIEGO) – Science Applications International Corporation (SAIC) today announced that its Board of Directors has decided to conduct an initial public offering of common stock. The number of shares to be offered and the price range of the proposed offering have not yet been determined. SAIC expects the initial public offering to commence in early 2006.

All or substantially all of the net proceeds from the initial public offering will be used to pay a special dividend to SAIC’s stockholders of record prior to the initial public offering. The principal purpose of the initial public offering is to better enable SAIC to use its cash and cash flows from operations to fund organic growth and growth through acquisitions, as well as to provide SAIC with publicly-traded stock that it can use for future acquisitions. Creating a publicly-traded stock also eliminates the need for SAIC to use its cash to provide liquidity to its stockholders through its internal stock market.

SAIC has filed a registration statement with the Securities and Exchange Commission (SEC) related to the initial public offering. To facilitate the initial public offering, SAIC has also filed a registration statement with the SEC concerning a proposed capital restructuring through which SAIC will form a parent company, SAIC, Inc., and SAIC’s current stockholders will become stockholders of the parent company. A merger to effect the capital restructuring is expected to close shortly before the closing of the initial public offering, and will require the approval of SAIC’s stockholders.

In the capital restructuring, each outstanding share of SAIC class A common stock will be converted into the right to receive two shares of class A preferred stock of SAIC, Inc. and each outstanding share of SAIC class B common stock will be converted into the right to receive 40 shares of class A preferred stock of SAIC, Inc. Common stock of SAIC, Inc. will be offered in the proposed initial public offering.

Each share of class A preferred stock will be convertible into one share of the publicly-traded common stock of SAIC, Inc. The class A preferred stock will be entitled to 10 votes per share, and the common stock will be entitled to one vote per share. The class A preferred stock will be subject to transfer restrictions that will expire in four stages during the twelve-month period after the proposed initial public offering. Other than the voting rights and transfer restrictions, the terms of the class A preferred stock and common stock will be the same.

Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. are serving as joint book-running managers for the initial public offering. The initial public offering will be made only by means of a prospectus.

About SAIC

SAIC is a leading provider of scientific, engineering, systems integration and technical services and solutions to the U.S. Government and selected commercial markets. From science to solutions™, SAIC engineers and scientists solve complex technical problems in national security, intelligence, homeland security, energy, the environment, space, telecommunications, health care, and logistics. SAIC has more than 43,000 employees at offices in more than 150 cities worldwide.

Additional Information and Where to Find It

A registration statement on Form S-1 relating to the offering of common stock of SAIC, Inc. has been filed with the SEC, but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

Forward-looking Statements

This press release may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this press release. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.